UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Locking Line Barriers Corporation

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Colorado

      Date of organization
      October 10, 2015

Physical address of issuer
4155 E. Jewell Ave. , Suite 610, Denver, CO 80012

Website of issuer
www.WaterBlocks.NET

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$33,464.68	$33,570.68
Cash & Cash Equivalents	$2,138.68	$2,244.68
Accounts Receivable	$17,326.00	$17,326.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$4,000.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$17,156.00	-$37,020.83


April 25, 2024

FORM C-AR

Locking Line Barriers Corporation




  This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Locking Line Barriers Corporation , a Colorado Corporation (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.WaterBlocks.NET no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

  Forward Looking Statement Disclosure

  This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Locking Line Barriers Corporation (the "Company") is a Colorado Corporation, formed on October 10, 2015. The Company is currently also conducting business under the name of Waterblocks™.

The Company is located at 4155 E. Jewell Ave., Suite 610, Denver, CO 80012.

The Company's website is www.WaterBlocks.NET.

The information available on or through our website is not a part of this Form C-AR.

The Business

Locking Line Barriers Corporation (LLB) is a Colorado Corporation formed October 10, 2015, located at 4155 E. Jewel Ave. Suite 610 Denver, CO 80222, for the purpose of accepting a twenty (20) year exclusive license (the License) and related rights to globally exploit, market, sub-license and distribute the product(s) now known as the trademarked name "WaterBlocks", their accouterments and related services as developed. The License was issued to LLB by Great American Holdings, Inc. a Colorado Corporation, created in March 2009, for the purpose of holding and providing a safe harbor for the ownership and related rights to the intellectual property created by its shareholders.

RISK FACTORS

Risks Related to the Company's Business and Industry

The SEC requires the Company to identify risks that are specific to its business and its financial condition.

The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the principal risks that relate to the Company and its business: Competitive Risks Once the product is in use, we anticipate many 'copycats' may try to redesign the basic concepts and attempt to compete with this product. Patent infringement and development costs may deter such attempts. LLB believes, once the Barrier Sharing Network is operational, this network service will negatively impact the 'copycat profitability equation', as an investment in a costly competitive product that is readily available through the Network at minimal cost may thwart copycats.

Marketing and Sales Risks There has been no similar product or related advertising scheme on the market in the US prior to 2016.

Consequently, there is no data upon which to formulate metrics for company valuations, marketing, sales and profitability, analysis or other common types of investment due diligence. All projections and forward-looking statements contained herein are simply estimates the company believes to be reasonable. Standalone sales of the product, without advertising, will take place primarily with government agencies, where ownership and control of the product is more important than the cost factor. This may also be true for some large corporations. We anticipate less than 40% of our revenue will come from this source of sales during the first three years of operations, due to the lag time normally encountered with such organizations to execute such a purchase. Our target market is other municipalities, agencies and other business enterprises which have an interest in a cost sharing methodology for the acquisition of disaster support equipment.

We will be relying on need versus cost for the successful marketing of our Products and Network memberships.

Membership fees and nominal equipment rental charges are anticipated to provide only an estimated 10-15% of our revenue during our first three years of operations. All sales of the WaterBlocks product line must, contractually, come through LLB. We anticipate the bulk of our sales and revenues to be generated from our marketing efforts and the marketing efforts of our affiliates and future distributors. This would include the sale of "Barrier Sharing Network Revenue Sharing Agreements" by and through LLB and its affiliates. There having been no such sales or efforts to sell revenue sharing agreements to date, LLB is unable to provide any reliable forecast or expectation regarding the viability of such sales. Advertising Sales to sponsors and donors is estimated to generate 10-15% of the company's revenue. It is possible the company could completely fail in this marketing endeavor. The company has no previous experience in selling or marketing advertising. There are no competitive similarities to this advertising medium, or any other known facts to formulate standard advertising industry sales metrics as to impressions or cost per impression. Such advertising sales will remain conceptual, for the most part, until such time as the barriers are shown working and controlling floodwaters on national news. The only factor making such sales conceivable is the low advertising cost/rate when amortized over the life of the product and the advertisement thereon.

Ordinary, normal and common startup company Risks This company is a Start- Up.

It is a high-risk venture, an unknown undertaking, that will be subject to all the risks experienced by any new startup company. There are no known management personnel available with previous experience in this specific endeavor. There are no known competitors to provide related comparisons. The one and only known factor available to the Company is the "Demand for such a product and rental service", which is enormous. The challenge is the Company's ability to bring the product and service to market successfully.

The company depends on one primary product line and related services to start.
Others will be developed and added as the opportunities to do so permit. The company's primary product is the WaterBlocks Product Line. Although it is developing other products, the company's survival in the near term depends upon being able to sell or rent the WaterBlocks in sufficient quantities to make a profit.

The delivery of the Company's product line is dependent upon third-party manufacturers.
The company's primary product is manufactured by third parties. The Company, by Contract is required to purchase the product from the licensed exclusive Manufacturer and must rely on the manufacturer for the products and related warranties. Difficulties encountered by the manufacturer may result in the inability to deliver product or in a timely manner, the Company may be impacted.

If the company is unable to raise sufficient funding.
It will not succeed. There can be no assurance that the company will meet our projections, goals and/or objectives. There can be no assurance that there will be sufficient acceptance of product to succeed.

The company is controlled by its CEO.
LLB's CEO also controls the owner of the intellectual property rights, Great American Holdings, Inc., and Manufacturing Contractors, Inc., the exclusive manufacturer of the WaterBlocks product line. Patent / Intellectual Property License Risks: Locking Line Barriers Corporation, LLB's, only intellectual property rights are those rights conveyed in the Global Distribution and Licensing Agreement. LLB has no other rights to or in the intellectual property related to the "WaterBlocks" project. LLB has a legal obligation under its license agreement to pay all related costs and expenses to develop, expand and protect the existing intellectual property rights in consideration of having the control of the expansion of the intellectual property rights and the exploitation thereof globally. The related Product License(s) we rely on for various underlying intellectual property rights in order to minimize competitive impact on the operation our business including pending patents, may not be sufficiently broad or otherwise may not result in a significant competitive advantage. In addition, the steps that we are required to take to maintain and protect the intellectual property rights may not prevent our rights from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect the intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting the intellectual property rights will become increasingly important. The protective steps we have taken may be inadequate to

deter competitors from using the proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuit(s). Further, these third parties may assert claims against us with or without provocation. Such lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Patent, processes, maintenance and infringement enforcement costs could be significant as the product is expanded to other countries. Many of the patent pending accouterments claimed could be rejected by the examiners, which won't be known for some time.

General Start Up Business Risks Locking Line Barriers Corporation, LLB, is a Startup, it has no transactional history.
It only possesses a License to develop and market a new idea, which has no comparable to rely upon for data or guidance on how to proceed. Certain other RISKS may exist and remain unknown or unforeseen and thereby not specified in this offering. Therefore, there are no guarantees of any kind that the business can succeed and prosper. The Company and its Team can only put forth its Best Efforts to proceed in accordance with this offering and representations.

Current Risk
We do believe recent inflation, minimum wage, freight and tariff, increases will have a negative impact on both revenue and profitability for an extended period of time.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Locking Line Barriers Corporation (LLB) is a Colorado Corporation formed October 10, 2015, located at 4155 E. Jewel Ave. Suite 610 Denver, CO 80222, for the purpose of accepting a twenty (20) year exclusive license (the License) and related rights to globally exploit, market, sub-license and distribute the product(s) now known as the trademarked name "WaterBlocks", their accouterments and related services as developed. The License was issued to LLB by Great American Holdings, Inc. a Colorado Corporation, created in March 2009, for the purpose of holding and providing a safe harbor for the ownership and related rights to the intellectual property created by its shareholders.

Business Plan

At the onset of 2022, due to the impact and loss of momentum, the Company elected to merge with Planet Protection Corporation. Every effort was made to complete the transaction, but in the end the company elected to terminate the transaction on April 20, 2023.

The new revised business plan then developed was undertaken to achieve the following milestones:

1. First and foremost; change the status of the company from pre-revenue start up and become a Revenue Generating operations forthwith.

2. Capture and take advantage of the knowledge, intellectual property, and residual assets developed during the merger effort.

3. Redefine our operations plan to include a broader spectrum of products and services related to the disaster support industry.

The Company has elected to put our original large flood barrier products on hold and focus on a line of smaller flood control barriers with a more consumer friendly market price. The Company has continued to utilize its management services agreement with Strategic Solutions Team, Inc., to provide the support the necessary to continue moving forward.

History of the Business

WaterBlocks (the "Company") announced that its Board of Directors has declared a split of all issued and outstanding Common Stock shares, in lieu of "perks", in accordance with the schedule below, effective December 31, 2021, 11:59pm PST. The stock split will be in the form of a non-dividend split as the company is a pre-revenue startup with no retained earnings. No change in the proportional ownership represented by the shares shall occur. The split rate was 1.5 to 1 so for every 100 shares of Class A and B common stock owned prior to the split an additional 50 shares was added to each shareholder account. Preferred Series 1 shares issued on or before 12/31/21 include the within the Conversion rights to Class A shares, said SPLIT SHARES which shall be included upon conversion.

The Company's Products and/or Services

Product / Service	Description	Current Market
Flood Barrier Distribution	Sales & Rentals	Municipalities, Government, Major Corporations

Today our product line has evolved from just a flood control system to a multi-use product line with the versatility and unique features capable of providing solutions in multiple markets. Tomorrow we will build a Barrier Sharing Network (BSN), a web-based cost sharing system for organizations to go online and RENT the barriers by ordering the Barriers needed in real time, for delivery on our mobile warehouses (53' TruckTrailers). This system makes the barriers AFFORDABLE to every organization.

LLB initial sales efforts are focused on six key target markets:

1. Product Sales to government agencies and municipalities

2. Product Sales to major corporations in the Construction and Petroleum industries Government agencies, municipalities and major corporations - informing and educating the largest group of ultimate users about the product and determining their potential needs and enrolling them as members in BSN. This segment includes building a BSN Labeled truck trailer with a full load of barriers, to take to trade shows and other related events around the country. Eventually, we intend to obtain a GSA Contract, permitting Procurement Officers throughout the Federal Government,

including FEMA to readily purchase the product line on a pre-established price list without a bidding process requirement.

3. Distributorship Development and Expansion domestically and globally. We have received one licensing inquiry from Mexico, some interest from Holland and anticipate formulating a worldwide licensing program upon completion of the utility patent process.

4. Sponsorship sales to major Corporate Social Responsibility (CSR) departments for BSN inventory Directed at CSR (Corporate Social Responsibility) departments of the Fortune 2000 companies. This product provides for a high impact long-term return on the message/advertisement chosen, be that either the corporate identity i.e., "Verizon" and/or a specific product i.e., "This Bud's For You!

5. Crowdfunding Revenue Sharing Agreement Investments m BSN inventory expansion. 6. Revenue Sharing Agreement Investment Sales and Grants from Charitable 501c3 organizations for BSN inventory expansion based on the following: Foundations - 501c3 organizations - sponsorship grants to provide our product to those in need while providing the organization with recognition of their contributions to help protect lives and property. We recently entered into an agreement with a related, newly formed 501c3 charitable organization, the Disaster Support Foundation (DSF), for grants and donations to acquire and provide our Barriers for the Barrier Sharing Network. This arrangement provides Sponsors with the opportunity to utilize the charitable tax advantages versus advertising expense deductions when participating in the Barrier Sharing Network. There is over $1 Trillion held by over 80,000 "501-c3's" looking for Social Impact investments in the US. DSF intends to offer these organizations investment opportunities through a 'Revenue Sharing Agreement' to participate in BSN.

Competition

The Company's primary competitors are Sand Bags, Jersey Barriers, Anything Handy.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Manufacturing Contractors Inc. is the manufacturer of the products we distribute.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Manufacturing Contractors, Inc.	Finished Product	100.0%

Our target market is other municipalities, agencies and other business enterprises which have an interest in a cost sharing methodology for the acquisition of disaster support equipment. We will be relying on need versus cost for the successful marketing of our products.

Intellectual Property

The Company is dependent on the following intellectual property:

All the Intellectual Property is owned by Great America Holdings, Inc.

Governmental/Regulatory Approval and Compliance

Not Applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4155 E. Jewell Ave., Suite 610, Denver, CO 80012

The Company conducts business in Throughout North America.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joe Daniluk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Treasurer and Secretary from inception to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A Denver native, Joseph is a service-disabled combat veteran, married with two children. Joe's favorite pastimes include skiing, flying and financial market analysis. He brings more than 30

years of business development experience for directing and managing new project development with an emphasis in finance, automation and marketing. He is also a licensed Colorado Real Estate Broker and Private Pilot. He has an extensive computer background with training in the US Navy Tactical Data Systems military computer systems and later migrating to PC's, designing and building computers, LAN's, Enterprise systems and WEB hosting networks. During the savings and loan crisis, he was the Assistant Specialist in Charge (ASIC) of the Denver FDIC office managing 330 employees and managing and liquidating $2.5 billion of assets recovered from closed banks and S&L's. From 1999-2014 Joseph managed SuperLoads, Inc. as CEO, a specialized freight company, moving the big, the bad and the ugly freight (150,000 to 1,000,000 lbs.) throughout North America. He obtained the only authority issued by Lloyd's of London to ensure spot rail freight, which gave him a $5 million underwriting authority. Clients included moves for NASA, SpaceX, GM, Ford Berkshire Hathaway, CH Robinson, CAT, Hyundai Heavy Industries, Fairbanks Power and Light, Pennsylvania Power and Light, Siemens and many others. Since 2006, he has been CEO of, Manufacturing Contractors, Inc., a plastic manufacturing operation providing Nuclear Waste liners for the Department of Energy and other plastic products to the USDA. LLB's product line is manufactured in the same manner and process as Manufacturing Contractors' Nuclear Waste Liners. Mr. Daniluk, is presently and for at least the past three years, the owner and operator (Director and CEO) of the following businesses: CEO and Director of Locking Line Barriers. Approximately spends 30 hours weekly and is his Primary job. 2015 to present. CEO and Director of Great American Holdings, Inc. (Asset Holding and Management) 2015 to present. CEO and Director of Strategic Solutions Team, Inc. (General Business Consulting) 2015 to present. CEO and Director of Manufacturing Contractors, Inc. (Plastic and Steel manufacturer) 2015 to present. Executive Director of Disaster Support Foundation (Charitable Organization) 2015 to present.

Education

A graduate of the University of Denver with a dual degree in Finance and Real Estate and a minor in Mass Communications and TV Production.

Name

Scott Saxman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Scott is currently the Corporate Business Development Director and former Senior Vice President of Sales & Marketing at Mold In Graphic Systems, where he's spent 25 years providing products and services to the worldwide rotational molding industry. Previously, he served for six years as Director of Marketing & Sales at Flexible Flyer Toys focused on the ongoing development of new lines of plastic toys. Prior to that he served as Marketing & Product Development Manager at Hedstrom Plastics Corporation, a leading rotational molding plastic manufacturer. From: 2015 To: Present Is a Business Development Director of Mold In Graphic Systems (Graphic Provider for Plastics)

Education

Educated at Indiana University with a Bachelor's in Business and Economics, his extensive international and domestic business and product development skills as well as his 37+ years of broad experience in the field of rotational plastic molding and manufacturing have been invaluable to LLB.

Name

Will Hunziker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Will is a registered practicing patent attorney in Denver and Boulder, specializing in patent, trade secret, trademark, copyright searching, licensing, registration, prosecution, and litigation. As LLB's primary patent counsel, he will manage outside law firms retained to pursue the protection of the company's intellectual property and licenses. Will is active in several organizations as a member of the Federal District of Colorad, and Boulder Bar Associations, Better Business Bureau, Boulder Chamber of Commerce, Boulder/ Front Range Mensa, and various business and technology Meetup Groups. From: 2015 To: Present Is an Officer and Director of Hunziker Legal Services, PLLC (Attorney at Law)

Education

Graduating from University of Colorado with a Bachelor's Degree in Molecular, Cellular & Developmental Biology that included studies in genetic engineering, chemistry, biology, physics, and mathematics, Will also received a Bachelor's Degrees in both English and Philosophy: Law and Society. Will earned his Juris Doctor from Seattle University School of Law.

Name

Ambassador Sam Zakhem

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sam was appointed US Ambassador to Bahrain by President Ronald Regan to serve the Middle East in 1986 and served with distinction during very volatile times. Sam also served his country as a White House Advisor, a member of the US Small Business Administration, and Chaplain in the US Navy. Sam has also been involved in the legislature of his home State, Colorado as a State Senator, and two term State Representative. In business, Sam has held various positions including CEO and Vice President of companies including Ford Motor Co., Denver University, The Heritage Foundation and others. Fluent in multiple languages, Sam has numerous degrees from various Universities both here and abroad, has served on their advisory boards as well as taught from time to time. Senator Jesse Helms heralded Ambassador Zakhem as follows: "You have the courage of your convictions and the moral and spiritual principles to guide you in rendering distinguished service to our country. You stood up to America's enemies in your courageous service as U.S. Ambassador to Bahrain. Not once have you compromised your willingness to fight to preserve the freedoms of the American people." From: 2015 To: Present Is a Business Advisor & Public Speaker Self Employed (Consulting).

Education

Name

Steve Tannenbaum

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President of Tannenbaum Consulting LLC, Steve has a diverse background with over 30 years of experience in tax, auditing and accounting services. He has testified as an expert witness in Federal, District and County Courts as well as evaluated commercial enterprises and actively participated in negotiations relative to business acquisition and reorganization, restructuring, and dissolution. Steve brings to the table extensive history and experience working with businesses engaged in manufacturing, wholesale and retail sales, construction, mortgage banking, professional practices, and commercial and residential real estate

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Tannenbaum is the former President of Tannenbaum & Suber, P.C. and former tax partner at Deloitte & Touche. From: 2015 To: Present Is an Officer and Director of Tannenbaum & Company, P.C. (CPA Consulting and Tax Services)

Education

Steve received a B.S. in Accounting from the University of Colorado in 1975 and a B.A. in Psychology from the University of Colorado in 1973. He is a Certified Public Accountant in the State of Colorado and a member of both the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joe Daniluk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Treasurer and Secretary from inception to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A Denver native, Joseph is a service-disabled combat veteran, married with two children. Joe's favorite pastimes include skiing, flying and financial market analysis. He brings more than 30 years of business development experience for directing and managing new project development with an emphasis in finance, automation and marketing. He is also a licensed Colorado Real Estate Broker and Private Pilot. He has an extensive computer background with training in the US Navy Tactical Data Systems military computer systems and later migrating to PC's, designing and building computers, LAN's, Enterprise systems and WEB hosting networks. During the savings and loan crisis, he was the Assistant Specialist in Charge (ASIC) of the Denver FDIC office managing 330 employees and managing and liquidating $2.5 billion of assets recovered from closed banks and S&L's. From 1999-2014 Joseph managed SuperLoads, Inc. as CEO, a specialized freight company, moving the big, the bad and the ugly freight (150,000 to 1,000,000 lbs.) throughout North America. He obtained the only authority issued by Lloyd's of London to ensure spot rail freight, which gave him a $5 million underwriting authority. Clients included moves for NASA, SpaceX, GM, Ford Berkshire Hathaway, CH Robinson, CAT, Hyundai Heavy Industries, Fairbanks Power and Light, Pennsylvania Power and Light, Siemens and many others. Since 2006, he has been CEO of, Manufacturing Contractors, Inc., a plastic manufacturing operation providing Nuclear Waste liners for the Department of Energy and other plastic products to the USDA. LLB's product line is manufactured in the same manner and process as Manufacturing Contractors' Nuclear Waste Liners. Mr. Daniluk is presently and for at least the past three years, the owner and operator (Director and CEO) of the following businesses: CEO and Director of Locking Line Barriers. Approximately spends 30 hours weekly and is his Primary job. 2015 to present. CEO and Director of Great American Holdings, Inc. (Asset Holding and Management) 2015 to present. CEO and Director of Strategic Solutions Team, Inc. (General Business Consulting) 2015 to present. CEO and Director of Manufacturing Contractors, Inc. (Plastic and Steel manufacturer) 2015 to present. Executive Director of Disaster Support Foundation (Charitable Organization) 2015 to present.

Education

A graduate of the University of Denver with a dual degree in Finance and Real Estate and a minor in Mass Communications and TV Production.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Colorado.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A - Voting Common Stock
Amount outstanding	12,750,000
Voting Rights	Voting Shares
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Other Material Terms or information.	

Type of security	Class B - Non-Voting Common Stock
Amount outstanding	5,000,000
Voting Rights	None
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Other Material Terms or information.	

Type of security	Series 1 Preferred Stock
Amount outstanding	2,200
Voting Rights	not applicable
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	All shares are covered by current Treasury shares.
Other Material Terms or information.	

The Company has the following debt outstanding: See "**Capital Expenditures and Other Obligations.**"

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	305,499	$608,578.00	As stated in the offering	May 22, 2018	Regulation CF
Preferred Stock	2,200	$22,000.00	As stated in the offering	December 31, 2018	Rule 506(c)

Ownership

A majority of the Company is owned by Joseph Daniluk and Great American Holdings, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Great American Holdings, Inc	33.7%
Joseph Daniluk	22.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Financially, the Company during 2023, remained unchanged from 2022 as we reorganized with no revenue or balance sheet changes, and all expenses incurred including compensation for the 8 part-time subcontractors operating the Company, were paid by our management services company.

LLB is totally focused on making the status transition from pre-revenue startup to a revenue generating, profit making corporation. In September 2023 LLB completed the necessary process to establish a subsidiary; WaterBlocks Asia LLC, to qualify to do business with Indonesian government agencies. Once we launch our marketing website, this subsidiary will begin operations. In November 2023 LLB secured a private label agreement for a new plastic flood barrier system with a Chinese manufacturer in November 2023. We're building a dedicated marketing website to facilitate online sales. A dealership in Miami, Florida is confirmed, and negotiations are ongoing with a major US distributor with nationwide reach. We expect sales to launch by June 1, 2024. In December 2023 Disaster Support Network Corporation (DSN), a wholly owned subsidiary of LLB, was launched to begin creating the planned barrier sharing network and utilize our wildfire alarm expertise and plans developed in 2022-23. We have partnered with a major European satellite company which has developed a complete satellite driven software system to provide wildfire alarms under our private label DSN in North America, with the potential for expansion to other global locations in the future. The launch is anticipated for September 1, 2024, without any hardware dependencies. We believe the steps will allow us to generate sufficient revenue to create a profit prior to December 31, 2024.

Liquidity and Capital Resources

On May 22, 2018, the Company conducted an offering pursuant to Regulation CF and raised $608,578.00.

On December 31, 2018, the Company conducted an offering pursuant to Rule 506(c) and raised $22,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

LLB's is indebted to its Management Services firm, Strategic Solutions Team Inc., (SST), (an affiliated company through common ownership), this firm was retained by LLB, and fully disclosed in offering documents, to manage administrative affairs until LLB becomes revenue generating, to minimize consumption of funds raised. They have performed as agreed, and carried their costs incurred, fees due, and informal funds advanced from time to time to operate the Company, compensation to date consists of a 1M shares Treasury Stock Class A transfer to SST in lieu of a deferment of cash payments due until revenue generation creates a sufficient profit s to retire the approximate $270,000 PCF due and owing, which may be reduced with addition stock shares. This is LLB's only indebtedness.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Distributions or Payments

Related Person/Entity	Strategic Solutions Team, Inc. / Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$136,183.00
Benefits or compensation received by related person	payment for services rendered.
Benefits or compensation received by Company	Minimize pre-operational costs and fund raising expenses.
Description of the transaction	Management Arrangement prior to commencement of operations as disclosed in our SEC Form C filing.

Intellectual Property

Related Person/Entity	Great American Holdings, Inc
Relationship to the Company	Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Licensing Fee
Benefits or compensation received by Company	Use of Trademark
Description of the transaction	License to use Waterblocks™ trademark

Future Transactions

Related Person/Entity	Joseph Daniluk, wholly owns Strategic Solutions Team, Inc.
Relationship to the Company	CEO and Stockholder
Total amount of money involved	
Benefits or compensation received by related person	Compensation for services rendered.
Benefits or compensation received by Company	The management of daily business activities required to raise funds and implement operations.
Description of the transaction	Management Arrangement with Strategic Solutions Team, Inc. as fully disclosed in our

	SEC Form-C.

Current Interest in Property

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	0
Benefits or compensation received by Company	0
Description of the transaction	Arrangement, for free use of office related facilities and equipment/ pre-operations.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Contract to manufacture Locking Line Barrier products.
Benefits or compensation received by Company	Products to distribute.
Description of the transaction	Arrangement, with Manufacturing Contracting, Inc. owned by Joseph Daniluk, as fully disclosed in our SEC Form-C.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Joe Daniluk
CEO and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Joe Daniluk
CEO and Chairman
April 20, 2024

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



4155 East Jewell Avenue, Suite 610
Denver, Colorado 80222-4500 USA

Saving Lives, Communities, and Our Environment around the Globe

Locking Line Barriers Corporation

Financial Statements

December 31, 2023



Tannenbaum & Company, P.C.
Certified Public Accountants

January 30, 2024

To the Members
LOCKING LINE BARRIERS CORPORATION
Denver, Colorado

The accompanying statements of Assets, Liabilities and Equity of LOCKING LINE BARRIERS CORPORATION for year ended December 31, 2023 has been compiled by us in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements, and accordingly do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures, the statement of fund balances and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures and statement of fund balances and the statement of cash flows were included in the financial statements, they might influence the user's conclusion about the Company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Tannenbaum & Company P.C.
Tannenbaum & Company, P.C.

4155 E. Jewell Ave Suite 610 Denver, Colorado 80222 (303) 756-5216 Fax (303) 756-7567
Stevetann@aol.com

DBA: **Locking Line Barriers Corporation**
www.waterblocks.net +1-303-360-7535 – Phone linkedin.com/company/waterblocks
info@waterblocks.net +1-303-537-4480 – Fax facebook.com/waterblocks


Locking Line Barriers Corporation
Balance Sheet
As of December 31, 2023

	Dec 31, 23	Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings		
BOK 5250(Old-ColoradoStateBnk)	385.10	1,217.10
BOK 8121	966.00	990.00
Key Bank	787.58	37.58
Total Checking/Savings	2,138.68	2,244.68
Other Current Assets		
Offering Proceeds/Receivable	17,326.00	17,326.00
Prepaid Expenses	4,000.00	4,000.00
Total Other Current Assets	21,326.00	21,326.00
Total Current Assets	23,464.68	23,570.68
Other Assets		
Patents	10,000.00	10,000.00
Total Other Assets	10,000.00	10,000.00
TOTAL ASSETS	33,464.68	33,570.68
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Shareholder Loan	4,000.00	0.00
Total Long Term Liabilities	4,000.00	0.00
Total Liabilities	4,000.00	0.00
Equity		
Additioinal Paid-In Capital	0.00	761,597.03
Common Stock	772,647.03	0.00
Contra-Equity Offering Cost	-76,273.00	-76,273.00
Preferred Stock	22,000.00	20,000.00
Retained Earnings	-671,753.35	-634,732.52
Net Income	-17,156.00	-37,020.83
Total Equity	29,464.68	33,570.68
TOTAL LIABILITIES & EQUITY	33,464.68	33,570.68

DBA: **Locking Line Barriers Corporation**

www.waterblocks.net +1-303-360-7535 – Phone linkedin.com/company/waterblocks

info@waterblocks.net +1-303-537-4480 – Fax facebook.com/waterblocks


Locking Line Barriers Corporation
Profit & Loss
January through December 2023

	Jan - Dec 23	Jan - Dec 22
Ordinary Income/Expense		
Expense		
Bank Service Charges	378.00	195.00
Contract Labor	1,000.00	0.00
Management Fees	12,000.00	32,000.00
Materials	3,578.00	0.00
Merchant Account Fees	0.00	-60.20
Professional Fees	200.00	2,886.03
Total Expense	17,156.00	35,020.83
Net Ordinary Income	-17,156.00	-35,020.83
Other Income/Expense		
Other Expense		
Ask My Accountant	0.00	2,000.00
Total Other Expense	0.00	2,000.00
Net Other Income	0.00	-2,000.00
Net Income	-17,156.00	-37,020.83

Page 1

DBA:	**Locking Line Barriers Corporation**	
www.waterblocks.net	+1-303-360-7535 – Phone	linkedin.com/company/waterblocks
info@waterblocks.net	+1-303-537-4480 – Fax	facebook.com/waterblocks

Tannenbaum & Company, P.C.
Certified Public Accountants

April 17, 2023

LOCKING LINE BARRIERS CORPORATION
Denver, Colorado

The accompanying statement of assets, liabilities and fund balances of LOCKING LINE BARRIERS CORPORATION as of December 31, 2022 and the related statement of revenue and expenses for the twelve months then ended have been compiled by us in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying financial statements, and accordingly do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures, the statement of fund balances and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures and statement of fund balances and the statement of cash flows were included in the financial statements, they might influence the user's conclusion about the Company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Tannenbaum & Company, P.C.

Tannenbaum & Company, P.C.

4155 E. Jewell Ave • Suite 610 • Denver, Colorado 80222 • (303) 756-5216 • Fax (303) 756-7567
stevetann@aol.com

Locking Line Barriers Corporation
Balance Sheet
As of December 31, 2022

	Dec 31, 22	Dec 31, 21
ASSETS		
Current Assets		
Checking/Savings		
Colorado State Bank and Trust	1,217.10	7,590.42
Key Bank	37.58	152.38
Total Checking/Savings	1,254.68	7,742.80
Other Current Assets		
Offering Proceeds/Receivable	17,326.00	17,326.00
Prepaid Expenses	4,000.00	4,000.00
Total Other Current Assets	21,326.00	21,326.00
Total Current Assets	22,580.68	29,068.80
Other Assets		
Patents	10,000.00	10,000.00
Total Other Assets	10,000.00	10,000.00
TOTAL ASSETS	32,580.68	39,068.80
LIABILITIES & EQUITY		
Equity		
Additioinal Paid-In Capital	761,597.03	730,074.32
Contra-Equity Offering Cost	-76,273.00	-76,273.00
Preferred Stock	20,000.00	20,000.00
Retained Earnings	-634,732.52	-500,185.79
Net Income	-38,010.83	-134,546.73
Total Equity	32,580.68	39,068.80
TOTAL LIABILITIES & EQUITY	32,580.68	39,068.80

Locking Line Barriers Corporation
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21
Ordinary Income/Expense		
Expense		
Bank Service Charges	185.00	60.00
Management Fees	32,000.00	127,000.00
Meals and Entertainment	0.00	59.64
Merchant Account Fees	-60.20	1,632.87
Professional Fees	2,886.03	5,794.22
Total Expense	35,010.83	134,546.73
Net Ordinary Income	-35,010.83	-134,546.73
Other Income/Expense		
Other Expense		
Ask My Accountant	3,000.00	0.00
Total Other Expense	3,000.00	0.00
Net Other Income	-3,000.00	0.00
Net Income	-38,010.83	-134,546.73